FINISAR CORPORATION
200 Precision Road
Horsham, PA 19044
(267) 803-3800
March 12, 2010
Mr. Timothy Buchmiller
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Finisar Corporation
Amendment No. 1 to Annual Report on Form 10-K for the
Fiscal Year Ended April 30, 2009
Filed August 28, 2009
File No. 001-27999
Dear Mr. Buchmiller:
     This letter will respond to your letter dated February 26, 2010 conveying comments from the Staff of the Securities and Exchange Commission with respect to Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended April 30, 2009. For convenience, the Staff’s comments are set forth below, followed by our response.
Item 11. Executive Compensation, page 6
1.	We note from your disclosure under “Philosophy, Objectives and Procedures” that you target base salaries at the median of your peer companies while incentive compensation, in the form of annual cash bonuses and equity awards, is targeted to provide an opportunity for your executive officers to earn total compensation exceeding the median. Given that you use benchmarking in formulating the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.
Response:
In future filings, we will provide additional disclosure regarding how the elements of the compensation provided to the named executive officers are determined, including how the data

Mr. Timothy Buchmiller
March 12, 2010

obtained from peer companies is used and if any of the named executive officers are compensated at levels that are materially different from the targeted levels of compensation.
2.	We refer to your disclosure under the caption “Equity-based Incentives.” We note minimal, if any, discussion and analysis as to how the stock option and RSU grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(l)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options and RSU awards and how and why those awards varied among the named executive officers.
Response:
In future filings, we will provide additional disclosure with respect to the Compensation Committee’s determination of the number of shares underlying stock option grants and RSU awards to the named executive officers.
Item 13. Certain Relationships and Related Transactions, page 23
3.	In future filings, please provide the information required by Item 404(b) of Regulation S-K.
Response:
In future filings, we will provide disclosure required by Item 404(b) of Regulation S-K.
4.	In future filings, please provide the information required by Item 407(a) of Regulation S-K.
Response:
In future filings, we will provide disclosure required by Item 407(a) of Regulation S-K.
     In connection with our response to the Staff’s comments, we also acknowledge that:

Mr. Timothy Buchmiller
March 12, 2010

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any further questions or comments regarding the foregoing, please contact the undersigned.

Very truly yours,
/s/ Christopher E. Brown
Christopher E. Brown
Vice President and General Counsel

cc:	Jerry S. Rawls, Chairman of the Board, Finisar Corporation
Roger C. Ferguson, Chair, Audit Committee, Finisar Corporation
David J. Price, Ernst & Young LLP
Dennis C. Sullivan, DLA Piper LLP (US)